SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 26, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a quarterly report of Infineon Technologies AG dated January 26, 2004 for the Company’s first quarter of the 2004 financial year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 26, 2004	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

1st QUARTER FY 2004

Quarterly Report of Infineon Technologies AG · December 31, 2003

Never stop thinking.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT

FOR THE THREE MONTHS PERIOD ENDED

December 31, 2003

i

OVERVIEW OF FINANCIAL RESULTS

First Quarter of 2004 Financial Year

•                                         First quarter revenues were Euro 1.62 billion, down 8 percent sequentially, and up 13 percent year-on-year

•                                         First quarter net income was Euro 34 million, down from Euro 49 million in the previous quarter, and significantly up from a net loss of Euro 40 million year-on-year

•                                         EBIT amounted to Euro 70 million, up slightly from Euro 67 million sequentially, significantly improved from negative Euro 29 million year-on-year

•                                         Despite continuing pricing pressure, all business groups except Wireline Communications showed positive EBIT

Infineon Technologies, the world’s sixth largest semiconductor manufacturer, ended the first quarter of its 2004 financial year on December 31, 2003 with revenues of Euro 1.62 billion, reflecting a decrease of 8 percent sequentially, but an improvement of 13 percent on a year-on-year basis.

Net income amounted to Euro 34 million, compared to net income of Euro 49 million in the previous quarter and a net loss of Euro 40 million year-on-year. The sequential earnings performance reflected among other improved earnings in the Secure Mobile Solutions business group, as well as lower earnings from the Memory Products business group.

Basic and diluted earnings per share for the first quarter of fiscal year 2004 were Euro 0.05, declining from Euro 0.07 per share in the previous quarter but improving from a loss per share of Euro 0.06 year-on-year.

Revenues

The sequential revenue decrease was due mostly to continued price decline throughout all business segments, as well as the negative impact of the weakening US-dollar exchange rate.

Segment revenue developments during the first quarter of the 2004 financial year as compared to the previous quarter and the first quarter of the 2003 financial year were as follows:

•      The Automotive & Industrial segment s first quarter revenues amounted to Euro 356 million, down 1 percent sequentially and up 4 percent year-on-year. The sequential revenue performance mainly reflected continued pricing pressure, as well as the impact of the weakening US-dollar.

•      Wireline Communications  revenues were Euro 107 million in the first quarter, down 12 percent from the previous quarter, and up 1 percent year-on-year. The sequential revenue decrease was due mainly to lower revenues in the fiber optics market, partially offset by growth in Access revenues. Revenues were also negatively impacted by the weakening US-dollar, and ongoing price decline. Within the Access business, revenues in the ADSL and SHDSL business enjoyed significant growth.

•      Secure Mobile Solutions  first quarter revenues were Euro 465 million, almost consistent with the previous quarter, and up 15 percent compared to the first quarter of last year. The significantly better than expected revenue performance was generated by robust seasonal sales of mobile communications devices which was offset by a weaker security project business, as well as the phasing out of some cordless and Gallium Arsenide activities.

•      The Memory Products group s first quarter revenues were Euro 643 million, down 16 percent sequentially, but up 19 percent compared to the first quarter of the last fiscal year. The sequential revenue decline is mainly attributable to lower sales volumes and lower prices, as well as the negative impact of the weakening US-dollar exchange rate. The volume decline was a consequence of the focus on price quality in the sales strategy, and the flexible use of silicon foundry capacities.

•      In the Other Operating Segments, first quarter revenues increased to Euro 47 million, up 18 percent compared to the previous quarter, and up 27 percent on a year-on-year basis.

Revenues outside Europe constituted 57 percent of total revenues, decreasing from 59 percent in the previous quarter. Sales in North America were 20 percent of total revenues in the first quarter, down sequentially from 24 percent, whereas sales in the Asian market represented 36 percent of total revenues, increasing from 34 percent in the previous quarter.

Operating Results

Quarterly EBIT (earnings before interest and taxes) was Euro 70 million versus Euro 67 million in the previous quarter and significantly improved from an EBIT loss of Euro 29 million in the first quarter of the last fiscal year. This development is in line with our expectations and consistent with our business roadmap. We had positive results in three of our four business groups. Despite continued price decline and the weakening US-dollar, we made full use of productivity and cost advantages, and were thus still able to improve our EBIT.

For our segments, the developments during the first quarter of the 2004 financial year as compared to the previous quarter and the first quarter of the 2003 financial year were as follows:

•      The Automotive & Industrial segment s first quarter EBIT improved to Euro 48 million, compared to Euro 44 million in both the previous quarter and in the first quarter of the last fiscal year. The sequential EBIT improvement mainly reflects the non-recurrence of costs related to the acquisition and first time consolidation of SensoNor in the previous quarter. Furthermore, the business group continued to increase productivity.

•      Wireline Communications  EBIT showed a loss of Euro 15 million versus a loss of Euro 8 million in the previous quarter, but improved significantly compared to a loss of Euro 42 million year-on-year.

•      Despite only slightly higher revenues, Secure Mobile Solutions  EBIT increased significantly to Euro 14 million, compared to Euro 4 million in the previous quarter, and a loss of Euro 28 million year-on-year. The quarterly EBIT improvement reflected both an improved product mix and higher productivity despite continuing pricing pressure. Cost reductions were achieved from the restructuring of the microelectronics business previously acquired from Ericsson.

•      The Memory Products EBIT decreased sequentially to Euro 57 million, down from Euro 134 million in the previous quarter, and up from Euro 31 million on a year-on-year basis. The sequential EBIT decline was mainly caused by the non-recurrence of a gain on the sale of ProMOS shares in the previous quarter, the impact of the exchange rate, and, to a lesser extent, by falling prices and reduced bit shipments.

•      In Other Operating Segments, EBIT showed a loss of Euro 5 million compared to a loss of Euro 26 million in the previous quarter, and a positive EBIT of Euro 6 million in the first quarter of fiscal year 2003. The sequential earnings increase reflected an improved performance of the ASIC & Design Solutions (ADS) business and lower impairment charges compared to the previous quarter.

•      In Corporate and Reconciliation, EBIT loss was reduced to Euro 29 million compared to a loss of Euro 81 million in the prior quarter and a loss of Euro 40 million a year ago, principally reflecting reduced idle capacity costs and lower restructuring charges.

Expenditures for Research and Development in the first quarter totaled Euro 276 million, or 17 percent of sales, down from Euro 297 million, or 17 percent of sales, sequentially. The decrease was due mainly to lower R&D expenditures in the Memory Products business group, as well as the nonrecurrence of in-process R&D charges in the Automotive & Industrial business group in the previous quarter.

SG&A expenses totaled Euro 174 million, or 11 percent of total revenues, compared to Euro 185 million, or 11 percent of total revenues, in the previous quarter. The decrease in absolute terms was due mainly to lower professional fees as well as cost control efforts.

Liquidity

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, remained at Euro 2.8 billion. The net cash position, representing the gross cash position less debt, increased to Euro 355 million from Euro 328 million at the end of the previous quarter.

Business development

Infineon successfully launched its first NAND-compatible flash chip and entered the world’s flash memory market with a 512-Megabit memory chip based on TwinFlash technology. Production of these chips has begun at the company’s 200-mm DRAM facility in Dresden. Furthermore, the business group started sampling of its Mobile RAM with densities of 128-Megabit and 256-Megabit, and its 500-Megahertz DDR 3 Graphics-RAM, all based on the company’s 110-nanometer technology. Inotera Memories Inc., the company’s joint venture with the Taiwanese company Nanya, began to move in 300mm production equipment in December 2003.

In line with the business group’s long-term regional strategy, the Automotive business achieved significant design wins with application-specific chipsets for safety and power train applications, especially in the NAFTA region. In its Industrial business, the group successfully launched the new LightMOS IGBT family to complete the portfolio for the electronic lamp ballast application.

Within the Access business, revenues in the ADSL and SHDSL business enjoyed significant growth. Further important design wins were made at leading customers such as Siemens ICN.

There was continued strong demand for the company’s cellular components, such as baseband and RF-products, as well as for products of the platform solution business. In addition, new order intake for silicon discretes achieved the highest level of the past five quarters. The Security business unit successfully began new projects for electronic passports and driver’s licenses. To accelerate its development from a semiconductor manufacturer to a system partner for complete mobile platform solutions, Infineon entered into an agreement in the first quarter of fiscal year 2004 to take on approximately 145 Siemens ICM software developers. By this move, Infineon extended its know-how in the industry-leading protocol stack for Siemens mobile phones.

Outlook for the 2004 financial year

All business indicators show that the semiconductor industry is finally in an upswing phase, and the worst crisis ever experienced in the semiconductor market seems to be over. With the market back on track, we also see positive business development for the current fiscal year. All segments are expected to show stable growth in 2004.

We expect good growth in the automotive segment despite strong continuing pricing pressure. This reflects the introduction of new car models with higher semiconductor content but only limited overall growth in worldwide automotive production. Even though the weakening US-dollar exchange rate will impact the business, we anticipate growth of the Automotive & Industrial segment in fiscal year 2004 in line with the market.

For the second quarter of the 2004 financial year, we expect a return to growth in revenues in the Wireline Communications segment. Revenue growth could, however, be hampered by a further weakening US-dollar. For the 2004 financial year, we see solid growth for the Wireline Communications segment. In addition, we are preparing strategic options for Fiber Optics by carving out the business into a separate legal entity. We are in the process of evaluating potential strategic partners to maximize the value of the business.

For the second quarter, we expect a slight sequential decrease in revenues in the Secure Mobile Solutions segment due to seasonally-reduced demand after Christmas, and continued phasing out of some cordless business. We expect stable development of the wireless infrastructure and silicon discretes businesses. We are confident that demand for security controllers will grow steadily until the end of the 2004 financial year, mainly as a result of major design wins at identification projects. The ongoing convergence of multimedia applications should also reinforce growth in the wireless business in the second half of the 2004 financial year.

Historically, the beginning of the calendar year shows declining prices for Memory Products based on reduced demand for PC units after the Christmas season. We expect our bit shipment to increase in the second quarter of the 2004 financial year. Main production growth for the rest of the fiscal year will be driven by the conversion of our production process to 110-nanometer technology and the ramp-up of capacities at foundry partners. We expect demand to grow in 2004 as a result of corporate replacement of older equipment and the ramp-up of DDR2-based desktop PCs and servers.

While pricing pressure persists in most of our business segments, we see more tangible signs of a recovery in the semiconductor industry, particularly strongly increasing utilization rates in our own fabs and foundries and more aggressive booking behavior from our customers. Despite our cautious optimism, we will relentlessly continue to reduce costs, focus our product portfolio and become more flexible and faster than our competitors. Based on this effort, we are confident to again outgrow the market and improve our profitability relative to industry benchmarks.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the three months ended December 31, 2002 and 2003

(in millions, except for share data)

	December 31, 2002	December 31, 2003	December 31, 2003
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	1,209	1,363	1,716
Related parties	232	260	328
Total net sales	1,441	1,623	2,044
Cost of goods sold	1,039	1,105	1,391
Gross profit	402	518	653

Research and development expenses	265	276	348
Selling, general and administrative expenses	172	174	219
Restructuring charges	1	2	3
Other operating expenses (income), net	7	(2)	(3)

Operating (loss) income	(43)	68	86

Interest income (expense), net	1	(23)	(30)
Equity in earnings (losses) of associated companies	18	(1)	(1)
Loss on associated company share issuance	(2)	—	—
Other non-operating (expense) income, net	(4)	1	1
Minority interests	2	2	3

Income (loss) before income taxes	(28)	47	59

Income tax expense	(12)	(13)	(16)

Net (loss) income	(40)	34	43

Earnings (loss) per share - basic and diluted	(0.06)	0.05	0.06

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Balance Sheets

September 30, 2003 and December 31, 2003

	September 30, 2003	December 31, 2003	December 31, 2003
	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	969	585	737
Marketable securities	1,784	2,179	2,745
Trade accounts receivable, net	876	891	1,122
Inventories	959	932	1,174
Deferred income taxes	113	114	144
Other current assets	605	570	718
Total current assets	5,306	5,271	6,640

Property, plant and equipment, net	3,817	3,668	4,620
Long-term investments, net	425	549	692
Restricted cash	67	64	81
Deferred income taxes	705	706	889
Other assets	485	498	627
Total assets	10,805	10,756	13,549

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	149	142	179
Trade accounts payable	877	818	1,030
Accrued liabilities	644	655	825
Deferred income taxes	39	52	66
Other current liabilities	425	429	540
Total current liabilities	2,134	2,096	2,640

Long-term debt	2,343	2,331	2,937
Deferred income taxes	32	27	34
Other liabilities	630	647	815
Total liabilities	5,139	5,101	6,426

Shareholders’ equity:
Ordinary share capital	1,442	1,442	1,816
Additional paid-in capital	5,573	5,574	7,022
Accumulated deficit	(1,261)	(1,227)	(1,546)
Accumulated other comprehensive loss	(88)	(134)	(169)
Total shareholders’ equity	5,666	5,655	7,123

Total liabilities and shareholders’ equity	10,805	10,756	13,549

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

for the three months ended December 31, 2002 and 2003

(in millions, except for share data)

	Issued Ordinary shares		Additional paid-in capital	Retained earnings/ Accumulated deficit	Foreign currency translation adjustment	Additional minimum pension liability	Unrealized gain (loss) on securities	Total
	Shares	Amount

Balance as of October 1, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

Net loss	—	—	—	(40)	—	—	—	(40)
Other comprehensive (loss) income	—	—	—	—	(41)	—	1	(40)
Total comprehensive loss								(80)

Issuance of ordinary shares:
Acquisition of Catamaran	96,386	—	1	—	—	—	—	1

Treasury stock	(43,026)	—	—	—	—	—	—	—

Deferred compensation, net	—	—	2	—	—	—	—	2

Other equity transactions	—	—	(10)	—	—	—	—	(10)

Balance as of December 31, 2002	720,837,578	1,442	5,562	(866)	(46)	(20)	(1)	6,071

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	5,666

Net income	—	—	—	34	—	—	—	34
Other comprehensive loss	—	—	—	—	(38)	—	(8)	(46)
Total comprehensive loss								(12)

Deferred compensation, net	—	—	1	—	—	—	—	1

Balance as of December 31, 2003	720,880,604	1,442	5,574	(1,227)	(119)	(18)	3	5,655

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three months ended December 31, 2002 and 2003

	December 31, 2002	December 31, 2003	December 31, 2003
	(€ millions)	(€ millions)	($ millions)

Net (loss) income	(40)	34	43

Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	353	328	414
Deferred compensation	2	1	1
Provision for doubtful accounts	2	2	3
Gain on sale of marketable securities	—	(3)	(4)
Loss on sale of businesses	—	1	1
Loss (gain) on disposal of property, plant, and equipment	(1)	1	1
Equity in (earnings) losses of associated companies	(18)	1	1
Loss on associated company share issuance	2	—	—
Minority interests	(2)	(2)	(3)
Impairment charges	—	5	6
Deferred income taxes	(4)	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(116)	(35)	(44)
Inventories	(199)	10	13
Other current assets	91	(51)	(64)
Trade accounts payable	(21)	(53)	(67)
Accrued liabilities	(20)	15	19
Other current liabilities	12	74	93
Other assets and liabilities	(37)	(8)	(10)
Net cash provided by operating activities	4	320	403

Cash flows from investing activities:
Purchases of marketable securities available for sale	(501)	(832)	(1,047)
Proceeds from sales of marketable securities availible for sale	527	432	544
Proceeds from sales of interests in associated companies	—	1	1
Investment in associated and related companies	(57)	(133)	(168)
Purchases of intangible assets	(1)	(37)	(47)
Purchases of property, plant and equipment	(309)	(216)	(272)
Proceeds from sales of property, plant and equipment	1	2	3
Net cash used in investing activities	(340)	(783)	(986)

Cash flows from financing activities:
Net change in short-term debt	(5)	(5)	(6)
Net change in related party financial receivables and payables	(5)	69	87
Proceeds from issuance of long-term debt	1	—	—
Principal repayments of long-term debt	(2)	(7)	(9)
Change in restricted cash	—	2	3
Proceeds from issuance of shares to minority interest	—	28	35
Net cash (used in) provided by financing activities	(11)	87	110
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(8)	(10)
Net decrease in cash and cash equivalents from operations	(348)	(384)	(484)
Cash and cash equivalents at beginning of period	1,199	969	1,221
Cash and cash equivalents at end of period	851	585	737

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(euro in millions, except where otherwise stated)

1.                   Basis of Presentation

The accompanying interim condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three months ended December 31, 2002 and 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2003 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per shares amounts or except where otherwise stated. The accompanying condensed consolidated balance sheet as of December 31, 2003, the condensed consolidated statements of operations for the three months then ended and the condensed consolidated statements of cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.2597, the Federal Reserve noon buying rate on December 31, 2003.

2.                   Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without support from other parties and (2) the equity investors lack one or more of the defined essential characteristics of a controlling financial interest. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the participating parties. In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, which replaces the original FASB Interpretation No. 46 and addresses consolidation by business enterprises of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has applied Interpretation No. 46, as revised, with effect from October 1, 2003, which did not have a material impact on the Company’s financial statements.

In July 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2 (“SOP 97-2”) to Non-Software Deliverables” (“EITF 03-5”). The consensus was reached that SOP 97-2 is applicable to non-software deliverables if they are included in an arrangement that contains software that is essential to the non-software deliverables’ functionality. The Company adopted this consensus effective October 1, 2003, which did not have a material impact on its financial statements.

In December 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. SFAS No. 132 (revised 2003) is effective for the Company’s year ending September 30, 2004, with interim-period disclosures requirements effective for the Company from January 1, 2004. The Company does not expect the adoption of SFAS No. 132 (revised 2003) to have a material effect on its financial statements.

3.                   Acquisitions

On October 8, 2003, the Company announced that it has agreed to purchase assets, assume certain liabilities and take over other parts of the Protocol Software operations of Siemens, in exchange for €13 and the employment of approximately 145 of Siemens’ mobile communication software engineers. The finalization of this transaction is subject to a variety of conditions prior to closing.

4.                   Discontinued Operation

Pursuant to an agreement reached between the Company and Osram GmbH (“Osram”), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of the opto-electronics business are presented as a discontinued operation.

The following table presents comparative information of the discontinued operation, which was previously reported as part of the other operating segments, for the three months ended December 31, 2002 and 2003, respectively:

	Three months ended December 31,
	2002	2003
Opto-electronics sales:
Third parties	64	—
Related parties	17	—
Net sales	81	—

Income from discontinued operation before tax	—	—
Income tax benefit	—	—
Net income from discontinued operation	—	—

5.                   Restructuring

During the three months ended December 31, 2003, the Company continued to take measures under its Impact programs aimed at improving operational efficiencies and reducing costs, which amounted to €2.

The development of the restructuring liability during the three months ended December 31, 2003, is as follows:

	September 30, 2003			December 31, 2003
	Accrued Liability	Restructuring charge	Payments	Accrued Liability
Employee terminations	18	2	(3)	17
Other exit costs	9	—	(1)	8
Total	27	2	(4)	25

6.                   Income Taxes

Income tax benefit (expense) for the three months ended December 31, 2002 and 2003 is as follows:

	Three months ended December 31,
	2002	2003
Current taxes:
Germany	(5)	(3)
Foreign	(11)	(10)
	(16)	(13)
Deferred taxes:
Germany	(11)	3
Foreign	15	(3)
	4	—

Income tax expense	(12)	(13)

At December 31, 2003, the Company had tax loss carry-forwards of €2,216 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,138), and tax credit carry-forwards of €99. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards from non-German operations of €91 which expire in 2020 and 2021.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of December 31, 2003, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

At December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carryforwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carryforward period, which is unlimited. For the Company, the new tax law is effective beginning with the current year ending September 30, 2004. The Company is in the process of evaluating the effects of the new legislation upon its deferred tax assets.

7.                   Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the three months ended December 31, 2002 and 2003, is as follows:

	Three months ended December 31,
	2002	2003
Numerator:
Net (loss) income	(40)	34
Denominator:
Weighted-average shares outstanding-basic	720,855,460	720,880,604
Effect of dilutive instruments	—	12,322,788
Weighted-average shares outstanding-diluted	720,855,460	733,203,392
Earnings (loss) per share (in euro):
Basic and diluted	(0.06)	0.05

Potentially dilutive instruments include employee stock options and the convertible subordinated notes. The effects of the assumed exercise or conversion of these instruments are anti-dilutive to loss per share for the three months ended December 31, 2002, and are therefore excluded from the calculation of dilutive loss per share.

8.                   Trade Accounts Receivable, net

Trade accounts receivable at September 30, and December 31, 2003 consist of the following:

	September 30, 2003	December 31, 2003
Third party - trade	700	683
Siemens group - trade (note 16)	194	225
Associated and Related Companies - trade (note 16)	8	11
Trade accounts receivable, gross	902	919
Allowance for doubtful accounts	(26)	(28)
Trade accounts receivable, net	876	891

9.                   Inventories

Inventories at September 30, and December 31, 2003 consist of the following:

	September 30, 2003	December 31, 2003
Raw materials and supplies	85	86
Work-in-process	489	496
Finished goods	385	350
	959	932

10.            Long-term Investments, net

In November 2003, the Company and United Epitaxy Company Ltd. formed the joint venture ParoLink Technologies Co. Ltd. (“ParoLink”) in Hsinchu, Taiwan. ParoLink manufactures and develops laser and receiver optochips. The Company has invested €6 and holds 56% in ParoLink. The Company accounts for its investment in ParoLink using the equity method since substantive participating minority rights prevent the exercise of unilateral control.

In November 2003, the Company invested €116 in the Inotera Memories Inc. joint venture in Taoyuan, Taiwan.

11.            Trade Accounts Payable

Trade accounts payable at September 30, and December 31, 2003 consist of the following:

	September 30, 2003	December 31, 2003

Third party - trade	750	682
Siemens group - trade (note 16)	73	67
Associated and Related Companies - trade (note 16)	54	69
	877	818

12.            Debt

Debt at September 30, and December 31, 2003 consists of the following:

	September 30, 2003	December 31, 2003
Short-term debt:
Notes payable to banks, weighted average rate 2.51%	8	55
Current portion of long-term debt	138	86
Capital lease obligations	3	1
Total short-term debt and current maturities	149	142

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	987	989
Convertible subordinated notes, 5.0%, due 2010	688	687
Loans payable to banks:
Unsecured term loans, weighted average rate 2.34%, due 2005-2009	566	567
Secured term loans, weighted average rate 5.53%, due 2005 - 2013	28	25
Loans payable, weighted average rate 4.68%, due 2005	6	5
Notes payable to governmental entity, rate 1.13%, due 2027-2031	60	55
Capital lease obligations	8	3
Total long-term debt	2,343	2,331

The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

Term	Nature of financial Institution Commitment	Purpose/ Intended use	As of December 31, 2003
			Aggregate facility	Drawn	Available

short-term	firm commitment	working capital, guarantees, cash management	601	57	544
short-term	no firm commitment	working capital	89	—	89
long-term	firm commitment	working capital	377	2	375
long-term(1)	firm commitment	project finance	738	738	—
			1,805	797	1,008

(1)               Including current maturities.

13.            Stock-based Compensation

Fixed Stock Option Plans

A summary of the Company’s option plans as of December 31, 2002 and 2003, respectively, and changes during the three month periods then ended is presented below:

	For the three months ended December 31,
	2002		2003
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of period	19,883,210	€35.56	29,889,484	€25.56
Granted	11,224,960	€8.95	7,748,570	€12.39
Exercised	—	—	—	—
Forfeited	(100,540)	€38.95	(102,040)	€29.25
Outstanding at end of period	31,007,630	€26.17	37,536,014	€22.83

Exercisable at end of period	10,080,370	€48.59	13,130,404	€41.74

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price
€ 5 - €10	11,036,000	5.89	€8.91	—	—
€ 10 - €15	9,359,970	6.71	€12.44	18,250	€14.08
€ 15 - €20	176,750	5.59	€15.75	—	—
€ 20 - €25	7,346,590	4.93	€23.70	3,575,825	€23.70
€ 25 - €30	143,750	4.74	€27.44	63,375	€27.54
€ 40 - €45	4,655,964	3.21	€42.03	4,655,964	€42.03
€ 50 - €55	98,700	4.25	€53.26	98,700	€53.26
€ 55 - €60	4,718,290	3.91	€55.18	4,718,290	€55.18
Total	37,536,014	5.32	€22.83	13,130,404	€41.74

Fair value disclosures

The Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company’s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants for the three months ended December 31:

	2002	2003
Weighted-average assumptions:
Risk-free interest rate	3.87%	3.69%
Expected volatility	59%	60%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in Euro	4.41	5.92

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”:

	For the three months ended December 31
	2002	2003
Net (loss) income:
As reported	(40)	34
Deduct: Stock-based employee compensation expense included in reported net income	2	1
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(20)	(12)
Pro forma	(58)	23

Basic and diluted earnings (loss) per share in euro:
As reported	€(0.06)	€0.05
Pro forma	€(0.08)	€0.03

14.           Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the three months ended December 31, 2002 and 2003 are as follows:

	Three months ended December 31,
	2002	2003
Unrealized gain on securities
Unrealized holding (losses) gains	(1)	3
Reclassification adjustment for gains (losses) included in net income (loss)	2	(11)
Net unrealized gains (losses)	1	(8)
Foreign currency translation adjustment	(41)	(38)
Other comprehensive loss	(40)	(46)
Accumulated other comprehensive loss - beginning of period	(27)	(88)
Accumulated other comprehensive loss - ending of period	(67)	(134)

15.           Supplemental Cash Flow Information

	Three months ended December 31,
	2002	2003
Cash paid for:
Interest	13	21
Income taxes	18	18

16.           Related Parties

The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells a considerable portion of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables at September 30, and December 31, 2003 consist of the following:

	September 30, 2003	December 31, 2003
Current:
Siemens group – trade	194	225
Associated and Related Companies - trade	8	11
Siemens group - financial and other	18	18
Associated and Related Companies - financial and other	125	53
Employee receivables	7	4
	352	311
Non-current:
Associated and Related Companies - financial and other	11	12
Employee receivables	2	2
	13	14
Total Related Party receivables	365	325

Related Party payables at September 30, and December 31, 2003 consist of the following:

	September 30, 2003	December 31, 2003
Siemens group - trade	73	67
Associated and Related Companies - trade	54	69
Associated and Related Companies - financial and other	5	2
Total Related Party payables	132	138

Transactions with Related Parties for the three months ended December 31, 2002 and 2003 are as follows:

	Three months ended December 31,
	2002	2003
Sales to Related Parties
Siemens group companies	213	247
Associated and Related Companies	19	13
Total Sales to Related Parties	232	260

Purchases from Related Parties:
Siemens group companies	140	90
Associated and Related Companies	253	87
Total Purchases from Related Parties	393	177

17.           Financial Instruments

The Company periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2003, and December 31, 2003 are as follows:

	September 30, 2003		December 31, 2003
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	306	5	368	17
Japanese yen	8	—	2	—
Great Britain pound	2	—	—	—

Forward contracts purchased:
U.S. dollar	54	(1)	—	—
Japanese yen	29	1	26	—
Singapore dollar	20	—	24	(1)
Great Britain pound	4	—	6	—
Other currencies	15	1	1	—

Currency Options sold:
U.S. dollar	175	(10)	702	(21)

Currency Options purchased:
U.S. dollar	186	7	699	36

Cross currency interest rate swap:
U.S. dollar	547	113	447	107

Interest rate swap:	1,200	27	1,200	38

Forward rate agreements:	—	—	500	—

Fair value, net		143		176

At September 30 and December 31, 2003, all derivative financial instruments are recorded at fair value.

Foreign exchange losses for the three months ended December 31, 2002 and 2003 were €6 and €6, respectively.

18.           Commitments and Contingencies

Litigation

On August 7, 2000 and August 8, 2000, Rambus Inc. (“Rambus”), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company’s SDRAM and DDR DRAM products infringe patents owned by Rambus.

On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia (the “District Court”) dismissed all 57 of Rambus’ patent infringement claims against us. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to us. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit (“CAFC”) revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC’s decision unsuccessfully to the U.S. Supreme Court. The retrial in the District Court on the patent infringement claims is in the early stages. Trial is scheduled to begin May 10, 2004. We believe we have meritorious defenses to the allegations of infringement.

Court proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened, thus making it easier for us to defend against allegations of direct infringement. Rambus has appealed the EPO’s declaration, and the EPO is expected to decide on the appeal following a hearing in February 2004. The Court has scheduled a hearing in the infringement matter for May 2004 subsequent to the then expected decision of the EPO. We believe we have meritorious defenses to the allegations of infringement.

SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of our Memory Products segment. This segment contributed net sales of €2,485 and earnings before interest and taxes of €31 during the year ended September 30, 2003. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

We currently license certain RDRAM technology from Rambus. The Company’s use of this technology is not in dispute in the proceedings described above.

On June 17, 2002, our U.S. subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the “DOJ”) into possible antitrust violations in the DRAM industry. The Company is cooperating with the DOJ in its investigation.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against us and other DRAM suppliers. Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. On September 26, 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings.

Eight additional cases were filed between August 2, 2002 and March 11, 2003 in the following California state superior courts: five in San Francisco County, one in Santa Clara County, one in Los Angeles County, and one in Humboldt County. Each of the California state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during a specified time period commencing December 1, 2001. The complaints allege violations of California’s Cartwright Act and Unfair Competition Law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Accordingly, as of December 31, 2003, the Company has an accrued liability in the amount of €28 related to the DOJ investigation and civil antitrust claims. As additional information becomes available, the potential liability related to these matters would be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. The Company is cooperating with the Commission in its investigation and is unable to predict the outcome of this matter.

An adverse final resolution of the Rambus claims, the DOJ or Commission investigations or the civil antitrust claims described above would result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

In October 1999, Deutsche Telekom AG notified us of a potential contractual warranty claim in respect of chips supplied by us for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. Deutsche Telekom originally alleged damages of approximately €90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens served third party notice on the Company on December 21, 2001. In 2003, Deutsche Telekom increased its claim to €150. On July 15, 2003, the State Court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and the Company. Deutsche Telekom has appealed the decision. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at our formation. The Company has investigated the Deutsche Telekom claim and believes that it is without merit.

One of the Company customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus’ patents. The Company supplied this customer with the relevant component, and the customer has requested that the Company indemnify it for any damages it may incur as a result of Rambus’ claims. The customer’s notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company’s exposure, if any, is likely to be if this customer’s claim against the Company is found to be valid.

On May 7, 2003 ProMOS filed arbitration proceedings against the Company in Munich under the ICC Arbitration Rules. The Company had licensed certain DRAM technologies to ProMOS under a license agreement, which the Company subsequently terminated due to ProMOS’ material breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to the Company’s material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $36 million for DRAM products sold to the Company. Originally ProMOS had claimed $31 million. On December 19, 2003 ProMOS amended such claim to $36 million and introduced a new claim for damages in the amount of approximately $354 million based on Infineon’s alleged material breach of the license agreement. The Company has denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS’ claims. The Company has also filed counterclaims seeking an affirmative judgment that the Company was entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using the Company’s DRAM technologies and that the Company is entitled to damages for the misappropriation of the Company’s DRAM technologies in an amount exceeding $31 million. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its results of operations or financial condition.

In late 2002, MOSAID Technologies Inc. alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. Federal District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter is at an early stage. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial conditions.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

At December 31, 2003, the Company has a provision, net of anticipated insurance recoveries, relating to a specific product performance matter. Management believes that based upon currently available information, such estimate will adequately provide for the exposure related to this matter.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities, including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. Accordingly, the Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to centralize its employees, who are currently situated in various locations throughout Munich, in one physical working environment. MoTo is responsible for the construction, which is expected to be completed in mid-2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has an option to purchase the complex at the estimated fair value or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, prior to occupancy the Company is required to place a rental deposit of €75 million in escrow in the form of prepaid rent. It is anticipated that the agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, “Accounting for Leases”, with monthly lease payments expensed on a straight line basis over the lease term. The agreement is subject to various conditions prior to closing.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria for receipt of the grant. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2003 up to €360 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €382 as of December 31, 2003. In addition, the Company, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation.

As of December 31, 2003, such inter-company guarantees principally relate to certain consolidated subsidiaries’ third party debt and aggregated €2,326, of which €1,700 relates to the convertible notes issued.

19.           Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Effective October 1, 2003 the Company reorganized certain of its business units to better reflect its customer and market profiles. In addition, the results of operations of the opto-electronics business are presented as a discontinued operation for all periods presented. Accordingly, the segment results for the 2003 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

The following tables present selected segment data for the three months ended December 31, 2002 and 2003:

	Three months ended December 31,
	2002	2003
Net sales
Wireline Communications	106	107
Secure Mobile Solutions	405	465
Automotive & Industrial	341	356
Memory Products	542	643
Other Operating Segments	37	47
Corporate and Reconciliation	10	5
Total	1,441	1,623

EBIT
Wireline Communications	(42)	(15)
Secure Mobile Solutions	(28)	14
Automotive & Industrial	44	48
Memory Products	31	57
Other Operating Segments	6	(5)
Corporate and Reconciliation	(40)	(29)
Total	(29)	70

Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters’ cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the three months ended December 31, 2002 and 2003 Corporate and Reconciliation includes unallocated excess capacity costs of €20 and €19, respectively, and restructuring charges of €1 and €2, respectively.

The following is a summary of operations by geographic area for the three months ended December 31, 2002 and 2003:

	Three months ended December 31,
	2002	2003
Net sales
Germany	369	415
Other Europe	281	275
North America	315	331
Asia / Pacific	471	586
Other	5	16
Total	1,441	1,623

Revenues from external customers are based on the customers’ billing location. Except for sales to Siemens, which are discussed in note 16, no single customer accounted for more than 10% of the Company’s sales during the three months ended December 31, 2002 and 2003. Sales to Siemens are made primarily by the non-memory product segments.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT as a measure to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	Three months ended December 31,
	2002	2003
Net (loss) income	(40)	34
Adjust: Income tax expense	12	13
Interest (income) expense, net	(1)	23
EBIT	(29)	70

20.            Subsequent Events

On January 12, 2004, Siemens reported that it had sold 150,000,000 shares of Infineon Technologies AG, thereby reducing its ownership interest in the Company to 18.9%. This remaining interest in the Company is held in a non-voting trust.

SUPPLEMENTARY INFORMATION

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

	September 30, 2003	December 31, 2003
Cash and cash equivalents	969	585
Marketable securities	1,784	2,179
Restricted cash	67	64
Gross Cash Position	2,820	2,828

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	Three months ended December 31,
	2002	2003
Net cash provided by operating activities	4	320
Net cash used in investing activities	(340)	(783)
Purchase (sale) of marketable securities, net	(26)	400
Free cash flow	(362)	(63)

Backlog

Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, we believe that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, we do not place too much reliance on backlog to manage our business and do not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three months ended December 31, 2003.

Employees

As of December 31, 2003, Infineon had approximately 32,900 employees worldwide, including about 6,100 engaged in research and development.

Submission of Matters to a Vote of Shareholders

On January 20, 2004, the annual shareholders’ meeting through a majority of votes approved the following matters:

•                  Approval of the acts of the members of the Managing Board during the fiscal year 2002/2003.

•                  Approval of the acts of the members of the Supervisory Board during the fiscal year 2002/2003.

•                  Appointment of auditors for the fiscal year 2003/2004.

•                  Increase in the Authorized Share Capital I/2002 for increases in cash and in kind, renewal of the power to exclude preemptive rights of shareholders and corresponding amendment to the Articles of Association.

•                  Rescission of the old authorized share capital provided for issue to employees and creation of a new authorized share capital for this purpose and corresponding amendment to the Articles of Association.

•                  Amendment of the authorization of January 22, 2002 to issue bonds with warrants and convertible bonds, opening up of the Conditional Share Capital II/2002 and corresponding amendment to the Articles of Association.

Supervisory Board Members

The employees of the Company elected the following employee representatives as members of the Supervisory Board:

Jacob Hauser, Infineon, Munich
Dieter Scheitor, IG-Metall, Frankfurt
Kerstin Schulzendorf, Infineon, Dresden
Alexander Trüby, Infineon, Dresden

The above employee members replaced the following members immediately following the annual general meeting on January 20, 2004:

Ender Beyhan, Infineon, Munich
Johann Dechant, Infineon, Regensburg
Heinz Hawreliuk, IG-Metall, Frankfurt
Wolfgang Müller, IG-Metall, Munich

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and it is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2002 (based on XETRA weekly closing prices):

Share price during the three months ended December 31, 2003:

Start	Oct. 1, 2003	11.29 Euro
High	Oct. 11, 2003	13.65 Euro
Low	Nov. 22, 2003	10.38 Euro
Final	Dec. 30, 2003	11.02 Euro

Start	Oct. 1, 2003	3329.83
High	Dec. 30, 2003	3965.16
Low	Oct. 2, 2003	3276.64
Final	Dec. 30, 2003	3965.16

Fiscal Calendar

Fiscal Period	Period end date	Results press release
Second quarter	March 31, 2004	April 21, 2004
Third quarter	June 30, 2004	July 20, 2004
Financial year	September 30, 2004	November 9, 2004

Publication date: January 26, 2004.

Contact information

Infineon Technologies AG

Investor Relations and Financial Communications

P.O. Box 80 09 49

81609 Munich, Germany

Phone: +49 89 234-26655

Fax: +49 89 234-9552987

E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

D I S C L A I M E R

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.